

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Frank Mergenthaler
Chief Financial Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, New York 10036

Re: **The Interpublic Group of Companies, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2014
        Filed February 23, 2015
        File No. 001-06686

Dear Mr. Mergenthaler:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You stated in your letter to us dated October 3, 2012 that you had operations in Syria. You also list on your website your global media agency UA's office in Damascus, Syria. Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K contacts with Syria. Please provide us with information regarding your contacts with Syria since the referenced letter. You should describe any services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

2. Please discuss the materiality of the contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality

in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 16

3. We note you disclose a "challenging economic climate" to describe declines in international organic revenue for Continental Europe during 2014 and 2013. Please consider expanding your disclosure to elaborate on what economic drivers are unique to this region and whether you expect this adverse trend to continue. We note, for example, that the United Kingdom does not appear to be experiencing similar organic revenue pressure.

Income Taxes, page 21

4. You disclose both a valuation allowance reversal of $124.8 million and the establishment of an offsetting valuation allowance of $57.2 million in Continental Europe. Please tell us in more detail how you considered the criteria in ASC 740-10-30, paragraphs 21 through 23, in forming your conclusion that you will be able to re-establish a pattern of sufficient tax profitability in these continental jurisdictions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director